File No. 70-7202


	SECURITIES AND EXCHANGE COMMISSION
	Washington, DC 20549


	CERTIFICATE OF NOTIFICATION

	Pursuant to Rule 24(a) under the Public
Utility Holding Company Act of 1935

Filed by

	NATIONAL GRID USA
	NEW ENGLAND POWER COMPANY (NEP)
	NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)

It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1, 2, and 3 thereto, and the Order of the Securities and Exchange Commission dated August 7, 1986, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

National Grid USA's equity interest in NEET may be reduced from time to time through repurchase by NEET of its common stock in accordance with the terms of the Equity Funding Agreement, dated as of December 1, 1985, between NEET and National Grid USA (as successor to New England Electric System). In order to maintain the approximate ratio of equity investment to total capital that existed during the first year of commercial operation of the NEET Project, on March 27, 2002, NEET purchased 6 shares of NEET stock from National Grid USA at a price of $32,790.30 per share for a sum of $196,741.80.

The required "Past Tense" Opinion is filed herewith as Exhibit F.


	SIGNATURE
	---------

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification (Commission's File No. 70-7202) to be signed on their behalf by the undersigned officers thereunto duly authorized.

NATIONAL GRID USA
NEW ENGLAND POWER COMPANY


						s/John G. Cochrane

By:  _________________________
     				John G. Cochrane
     				Vice President



NEW ENGLAND ELECTRIC TRANSMISSION
CORPORATION


   					s/.James S Robinson

By:  _________________________
     				James S. Robinson
     				Treasurer


Date: April 5, 2002





	EXHIBIT INDEX


Exhibit No.	Description	Page
-----------	-----------	----

F	Past Tense Opinion of Counsel	Filed herewith



EXHIBIT F

	25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582
 =====================================================

April 5, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: 	New England Electric Transmission Corporation
File No. 70-7202

Ladies and Gentlemen:

The statement of Form U-1, as amended, relating to the permanent financing of expenditures, incurred by New England Electric Transmission Corporation (the Company) in connection with the construction of certain transmission facilities constituting part of a major transmission interconnection between New England Utilities and Hydro-Quebec, was permitted to become effective August 7, 1986.

On March 27, 2002, the Company purchased 6 shares of its common stock from National Grid USA at a price of $32,790.30 per share for a sum of $196,741.80.

I have reviewed the opinion of Robert D. Hartshorne, dated
July 19, 1986, filed as Exhibit F and my opinions dated October 27, 1986, April 24, 1987, July 28, 1989, October 26, 1989, April
27, 1990, January 28, 1991, July 30, 1991, May 7, 1992, October
29, 1992, October 29, 1993, July 22, 1994, June 16, 1995,
December 6, 1995, March 19, 1996, September 18, 1996, March 14, 1997, September 16, 1997, June 5, 1998, March 22, 1999, June 21,
2000, January 4, 2001, April 2, 2001, and July 2, 2001, filed as Exhibit F to Certificates of Notification of those dates, and hereby confirm the statements made therein.


Based on the foregoing, it is my opinion that the above-described transactions were carried out in accordance with the statement.

Very truly yours,


			s/Kirk L. Ramsauer

											Kirk L. Ramsauer
Deputy General Counsel





NATIONAL GRID USA
National Grid USA
25 Research Drive
Westborough, Massachusetts 01582-0001
Telephone: (508) 389-2000


John G. Cochrane
Vice President




  		April 5, 2002




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549

Re:  Commission's File No. 70-7202

Ladies and Gentlemen:

National Grid USA is a participant in the Electronic Data Gathering and Retrieval Program.

Submitted herewith in electronic format for filing with the Commission is a Certificate of Notification.

Very truly yours,

s/John G. Cochrane